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Dear valued shareholder,
We hope this finds you well. Recently we distributed materials regarding the Special Meeting of Shareholders of the 361 Domestic Long/Short Equity Fund and 361 Global Long/Short Equity Fund in which you were invested as of the record date of September 9, 2022. The Special Meeting of Shareholders is fast approaching and we have not yet received your vote. We are asking that you submit your vote today via the easy voting link below!
Shareholders of each fund are being asked to approve an Agreement and Plan of Reorganization whereby the Funds would be reorganized into newly organized series of the Allspring Funds Trust. Allspring's Systematic Edge investment team, led by Portfolio Manager Harin de Silva, CFA, Ph.D., has managed each 361 Fund since inception and will continue to manage the strategies following the proposed reorganizations. It is expected that each of the newly organized Allspring Funds will have substantially similar investment objectives, investment strategies and risk profiles, offering similar share classes and fee structures as the current 361 funds. In addition, this transition may result in more customized growth and distribution support for the Acquiring Funds, thereby resulting in the potential for increased assets and decreased operating expenses over the long term.
The full proxy statement is available for your review here: www.okapivote.com/361Funds
We are asking that you please vote your shares via the link provided in your email, so that we have enough participation to hold the November 4th Special Meeting of Shareholders as required by law. Every Vote Counts.
Even if it is past the indicateD MEETING date, please submit your vote Today USING THE URL AND CONTROL NUMBER PROVIDED IN YOUR EMAIL.

If you have any questions, please call Okapi Partners, our proxy solicitor, toll-free at 1-877-285-5990. Representatives are available Monday - Friday 9:00am to 9:00pm (ET).

Thank you for your continued support of the Funds and your assistance in this matter.